    As filed with the Securities and Exchange Commission on December 10, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                AMENDMENT NO. 2

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 TRIAD PARK, LLC
                                (Name of Issuer)

                                TRIAD PARK, LLC

                                RICHARD C. BLUM

                        RICHARD C. BLUM & ASSOCIATES, LP
                              TPL ACQUISITION, LLC

                         WESTMARK REALTY ADVISORS, LLC

                      (Name of Person(s) Filing Statement)

                       MEMBERSHIP INTERESTS, NO PAR VALUE
                         (Title of Class of Securities)

                                   895814 10 1
                      (CUSIP Number of Class of Securities)

        PATRICK J. KERNAN                           MURRAY A. INDICK
         GENERAL COUNSEL                   MANAGING DIRECTOR, GENERAL COUNSEL
         TRIAD PARK, LLC                   RICHARD C. BLUM & ASSOCIATES, L.P.
        3055 TRIAD DRIVE                    909 MONTGOMERY STREET, SUITE 400
LIVERMORE, CALIFORNIA 94550-9559            SAN FRANCISCO, CALIFORNIA 94133
         (510) 449-0606                              (415) 434-1111

            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

               EDWARD S. MERRILL
    MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
           THREE EMBARCADERO CENTER
     SAN FRANCISCO, CALIFORNIA 94111-4067
                (415) 393-2000


This statement is filed in connection with:
|X|     a.     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.
[ ]     b.     The filing of a registration statement under the Securities Act of 1933.
[ ]     c.     A Tender Offer
[ ]     d.     None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: |X|



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                            CALCULATION OF FILING FEE

-----------------------------------------------------------------------------
 Transaction Valuation*                            Amount of Filing Fee
-----------------------------------------------------------------------------

       $23,358,673                                        $4,672
-----------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase at a price of $1.32 per share of 17,695,965 outstanding shares of Company Membership Interests. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the membership interests purchased.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $4,672
Filing Parties: Triad Park, LLC, Richard C. Blum & Associates, LP, TPL
                Acquisition, LLC



Form or Registration No: Schedule 13E-3
Date Filed: October 14, 1997



                              CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

INTRODUCTION

               This Rule 13E-3 Transaction Statement is being filed in connection with the proposed merger (the "Merger") of TPL Acquisition, LLC, a Delaware limited liability company (the "Acquisition LLC") and an affiliate of Richard C. Blum & Associates, LP, a California limited partnership ("RCBA"), with and into Triad Park, LLC, a Delaware limited liability company (the "Company"), pursuant to the terms and conditions of an Agreement of Merger dated September 9, 1997 (the "Merger Agreement") among the Company, RCBA and the Acquisition LLC, a copy of which is attached hereto as Exhibit (c)(1). Upon consummation of the Merger, (i) the separate corporate existence of the Acquisition LLC will cease and the Company will continue as the surviving company, and (ii) each outstanding membership interest, no par value, of the Company (the "Shares") will be converted into the right to receive $1.32 in cash.


               The text and content of this version of this Rule 13E-3 Transaction Statement is the same as the text and content of Amendment No. 1 to
Schedule 13E-3 filed with the SEC on December 9, 1997 ("Amendment No. 1"). The only difference between the two filings is that this version of the Transaction Statement is marked to show changes from the Schedule 13E-3 filed with the SEC on October 14, 1997. Amendment No. 1 was filed without any such markings.



               The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary proxy statement (the "Proxy Statement"), concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, of information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit
(d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or


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


actions or events with respect to any of them, was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Richard C. Blum ("Mr. Blum"), RCBA, the Acquisition LLC, Westmark Realty Advisors, LLC ("Westmark"), or their affiliates, or actions or events with respect to them, was provided by RCBA. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

               As of September 10, 1997, RCBA owned 1,998,158 Shares, representing approximately 10.1% of the voting power of the total outstanding Shares of the Company. Neither the Company nor RCBA believes that RCBA or the Acquisition LLC was then an affiliate of the Company, and the filing of this
Schedule 13E-3 does not constitute an admission by RCBA or the Acquisition LLC that either entity is an affiliate of the Company.


SCHEDULE 13E-3 ITEM NUMBER AND          RESPONSE AND/OR LOCATION IN PROXY
CAPTION                                 STATEMENT
ITEM 1. ISSUER AND CLASS OF
SECURITY SUBJECT TO THE
TRANSACTION

(a)                                     Front Cover Page and "SUMMARY--The
                                        Company," which information is
                                        incorporated herein by this reference.

(b)                                     "SUMMARY--Record Date; Shareholders
                                        Entitled to Vote; Quorum" and "THE
                                        SPECIAL MEETING--Record Date;
                                        Shareholder Approval," which information is incorporated herein by this reference.

(c)                                     "SUMMARY--Market Price and Dividend
                                        Data," which information is incorporated herein by this reference.

(d)                                     "SUMMARY--Market Price and Dividend
                                        Data," which information is incorporated herein by this reference.

(e)-(f) "SPECIAL FACTORS--Redemption of Shares," which information is incorporated herein by this reference.


ITEM 2.IDENTITY AND
BACKGROUND                              This Statement is being jointly filed by
                                        the Company (the issuer of the equity
                                        securities that are the subject of the
                                        Merger), Mr. Blum, RCBA, the Acquisition
                                        LLC and Westmark.


(a)-(d) "SUMMARY--The Company", "--RCBA" and "--The Acquisition LLC" and "MANAGEMENT OF THE COMPANY, RCBA AND THE ACQUISITION LLC," which information is incorporated herein by this reference.


(e), (f) To the best of the undersigneds' knowledge, none of the persons with respect to whom information is provided in response to this Item was during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS,
TRANSACTIONS OR NEGOTIATIONS

(a)(1) "SPECIAL FACTORS--Background of the Merger-History of Relationship Between the Company and RCBA" which information is incorporated herein by this reference.

(a)(2) "SPECIAL FACTORS--Background of the Merger-Contacts and Negotiations with RCBA" which information is incorporated herein by this reference.

(b) "SPECIAL FACTORS--Background of the Merger-Discussions with Third Parties" which information is incorporated herein by this reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Front Cover Page, "SUMMARY--The Merger," "THE MERGER AGREEMENT" and "EXHIBIT A--Agreement of Merger," which information is incorporated herein by this reference.

(b) "SPECIAL FACTORS--Purpose and Structure of the Merger," and "--Interests of Certain Persons in the Merger," which information is incorporated herein by this reference.


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

ITEM 5. PLANS OR PROPOSALS OF THE
ISSUER OR AFFILIATE

(a)-(e) "SPECIAL FACTORS--Plans for the Company After the Merger" and "MANAGEMENT OF THE COMPANY, RCBA AND THE ACQUISITION LLC," which information is incorporated herein by this reference.

(f), (g) "SPECIAL FACTORS--Certain Effects of the Merger," which information is incorporated herein by this reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS
OR OTHER CONSIDERATION

(a), (b) "SPECIAL FACTORS--Sources and Uses of Funds," which information is incorporated herein by this reference.

(c)                                     Not applicable.

(d)                                     Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES,
REASONS AND EFFECTS

(a)-(c) "SPECIAL FACTORS--Background of the Merger," "--Purpose and Structure of the Merger," "--Recommendation of the Company's Advisory Board,"
                                        "--Perspective of RCBA on the Merger"
                                        and "--Certain Effects of the Merger,"
                                        which information is incorporated herein by this reference.

(d) "SUMMARY-The Merger," "--Interests of Certain Persons in the Merger" and "--Federal Income Tax Consequences," "SPECIAL FACTORS--Background of the Merger," "--Plans for the Company After the Merger," "--Certain Effects of the Merger," "--Interests of Certain Persons in the Merger" and "--Certain Federal Income Tax Consequences" and "MANAGEMENT OF THE COMPANY, RCBA AND THE ACQUISITION LLC," which information is incorporated herein by this reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)                                     "SUMMARY--Special Factors--
                                        Recommendation of the Company's
                                        Advisory Board" and "SPECIAL
                                        FACTORS--Recommendation of the Company's
                                        Advisory Board," which information is
                                        incorporated herein by this reference.

(b)                                     "SUMMARY--Special Factors--
                                        Recommendation of the Company's Advisory
                                        Board" and "--Sedway Report" and
                                        "SPECIAL FACTORS--Background of the
                                        Merger," "--Purpose and Structure of the Merger," and "--Recommendation of the Company's Advisory Board," which information is incorporated herein by this reference.

(c)                                     "THE SPECIAL MEETING--Record Date;
                                        Shareholder Approval," which information is incorporated herein by this reference.

(d)-(e) "SPECIAL FACTORS--Background of the Merger" and "--Sedway Report," which information is incorporated herein by this reference.

(f) "SPECIAL FACTORS--Background of the Merger," which information is incorporated herein by this reference.

ITEM 9.  REPORTS, OPINIONS,
APPRAISALS AND CERTAIN NEGOTIATIONS

(a)-(c)                                 "SUMMARY--Special Factors--Sedway
                                        Report," "SPECIAL FACTORS--Background of the Merger" and "--Sedway Report," which information is incorporated herein by this reference.

ITEM 10.  INTEREST IN SECURITIES OF
THE ISSUER



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


(a) "SUMMARY--Voting of Shares Owned by RCBA," "THE SPECIAL MEETING--Record Date; Shareholder Approval," "SPECIAL FACTORS--Background of the Merger" and "--Interests of Certain Persons in the Merger" and "SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS," which information is incorporated herein by this reference.

(b) "SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS--Transactions by Certain Persons in the Shares," which information is incorporated herein by this reference.

ITEM 11. CONTRACTS, ARRANGEMENTS        "SPECIAL FACTORS--Background of the
OR UNDERSTANDINGS WITH RESPECT TO       Merger," "--Interests of Certain Persons
THE ISSUER'S SECURITIES                  in the Merger," and "--Recommendation
                                        of the Company's Advisory Board,"
                                        which information is incorporated herein by this reference.

ITEM 12. PRESENT INTENTION AND
RECOMMENDATION OF CERTAIN PERSONS
WITH REGARD TO THE TRANSACTION

(a), (b)                                "THE SPECIAL MEETING--Record Date;
                                        Shareholder Approval," "SPECIAL FACTORS
                                        --Background of the Merger,"
                                        "--Recommendation of the Company's
                                        Advisory Board" and "--Interests of
                                        Certain Persons in the Merger" and
                                        "SHARE OWNERSHIP OF MANAGEMENT AND
                                        CERTAIN BENEFICIAL OWNERS," which
                                        information is incorporated
                                        herein by this reference.

ITEM 13. OTHER PROVISIONS OF THE
TRANSACTION

(a) "SUMMARY--Dissenters' Rights," and "RIGHTS OF DISSENTING SHAREHOLDERS," which information is incorporated herein by this reference.

(b), (c)                                Not applicable.


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

ITEM 14. FINANCIAL INFORMATION          The relevant financial information is
                                        contained in Exhibit B to the Proxy
                                        Statement and is incorporated herein by
                                        this reference.


ITEM 15. PERSON AND ASSETS
EMPLOYED, RETAINED OR UTILIZED

(a), (b) "THE SPECIAL MEETING--Proxies," "SPECIAL FACTORS--Sources and Uses of Funds" and "THE MERGER
                                        AGREEMENT--Payment for Shares," which
                                        information is incorporated herein by
                                        this reference.

ITEM 16. ADDITIONAL INFORMATION         See the text of the Proxy Statement.

ITEM 17. MATERIALS TO BE FILED AS       EXHIBIT NUMBER AND DESCRIPTION (EXHIBITS
EXHIBITS                                MARKED WITH AN ASTERISK (*) ARE FILED
                                        HEREWITH)

(a)                                     Not applicable.


(b) (b)(1) Triad Park Real Estate Asset Strategy, prepared by Sedway Group, dated July 22, 1997.


(c) (c)(1) Agreement of Merger dated as of September 9, 1997 by and between TPL Acquisition, LLC, Richard C. Blum & Associates, LP and the Company, which is Exhibit A to the Proxy Statement and is incorporated herein by this reference.


                                        (c)(2) Independent Contractor Services
                                        Agreement, dated February 27, 1997,
                                        between the Company and Larry
                                        McReynolds.



(d) (d)(1) Preliminary copy of Letter to Stockholders, Notice of Special Meeting, Proxy Statement and form of Proxy for the Special Meeting of Shareholders of the Company to be held on January __, 1998.*



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


(e)                                     Not applicable.

(f)                                     Not applicable.


                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 10, 1997                       /s/ MURRAY A. INDICK
                                        ----------------------------------
                                        Richard C. Blum
                                        By: Murray A. Indick, Attorney-in-Fact




December 10, 1997                       RICHARD C. BLUM & ASSOCIATES, LP


                                        By:  RICHARD C. BLUM & ASSOCIATES, INC.,
                                             its sole general partner


                                        By:  /s/ MARC T. SCHOLVINCK
                                             -----------------------------
                                        Name: Marc T. Scholvinck
                                        Title: Managing Director & Chief
                                               Financial Officer



December 10, 1997                       TPL ACQUISITION, LLC


                                        RICHARD C. BLUM & ASSOCIATES, LP

                                        By:  RICHARD C. BLUM & ASSOCIATES, INC.,
                                             its sole general partner


                                        By: /s/ MARC T. SCHOLVINCK
                                             -----------------------------------
                                        Name: Marc T. Scholvinck
                                        Title: Managing Director & Chief
                                               Financial Officer




December 10, 1997                       WESTMARK REALTY ADVISORS, LLC

                                        By:    /s/ RICHARD C. CLOTFELTER
                                             -----------------------------------
                                        Name:  Richard C. Clotfelter
                                        Title: President




December 10, 1997                       TRIAD PARK, LLC


                                        By:  3055 Management Corp.,
                                             its Manager


                                             By: /s/ JAMES R. PORTER
                                             -----------------------------------
                                             Name: James R. Porter
                                             Title: Vice President



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                                  EXHIBIT INDEX



     Exhibit
     Number                Description
     ------                -----------

       (a)         Not applicable.

       (b) (b)(1) Triad Park Real Estate Asset Strategy, prepared by Sedway Group, dated July 22, 1997.

       (c) (c)(1) Agreement of Merger dated as of September 9, 1997 by and between TPL Acquisition, LLC, Richard C. Blum & Associates, LP and the Company, which is Exhibit A to the Proxy Statement and is incorporated herein by this reference.

                   (c)(2) Independent Contractor Services Agreement, dated February 27, 1997, between the Company and Larry McReynolds.


       (d) (d)(1) Preliminary copy of Letter to Stockholders, Notice of Special Meeting, Proxy Statement and form of Proxy for the Special Meeting of Shareholders of the Company to be held on January __, 1998.


       (e)         Not applicable.

       (f)         Not applicable.





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